                                                                  EXHIBIT (j)(2)

                                     NOTICE

American Home Assurance Company, a corporation organized under the laws of the State of New York (the "Guarantor"), hereby provides notice of termination of that certain General Guarantee Agreement, dated March 3, 2003 (the "Guarantee"), by the Guarantor, in favor of each party insured under policies issued by The United States Life Insurance Company in the City of New York, a corporation organized under the laws of the State of New York (the "Company"), effective 4:00 p.m. EDT, April 30, 2010 (the "Termination").

The Guarantee shall remain in full force and effect with respect to the Obligations (as such term is defined in the Guarantee) of the Company outstanding or contracted or committed for (whether or not outstanding) prior to the Termination, until such Obligations of the Company shall be finally and irrevocably paid in full.